Exhibit 99.3

BY-LAW NO. 4

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Silver Wheaton Corp. (hereinafter called the “Corporation”) as follows:

INCREASE TO SHAREHOLDER MEETING QUORUM REQUIREMENTS

1. By-Law No. 2 of the Corporation is hereby amended by deleting and replacing the words “10% of the issued shares of the Corporation” and replacing those words with “25% of the issued shares of the Corporation” such that Section 9.10 will now read as follows:

“Section 9.10 Quorum: A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued shares of the Corporation enjoying voting rights at such meeting.”

2. By-law No. 2 of the Corporation, as amended from time to time, and this by-law shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law which are defined in By-law No. 2 of the Corporation, as amended from time to time, shall, for all purposes hereof, have the meanings given to such terms in the said By-law No. 2 unless expressly stated otherwise or the context otherwise requires.

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This amendment to By-Law No. 2 of the Corporation shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board this 20th day of March, 2014.

WITNESS the seal of the Corporation.

SILVER WHEATON CORP.

/s/ Curt Bernardi
Name: Curt Bernardi
Title:   Senior Vice President, Legal and
            Corporate Secretary